EXHIBIT 99.2

INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

PRO FORMA

JULY 27, 2012

	As of July 25, 2012	Pro Forma Adjustments	Pro Forma Totals

ASSETS

Current assets
Cash	$718,134	$-	718,134
Prepaid expenses	1,525	-	1,525
Deferred offering costs	-	-	-
Restricted cash held in Trust	40,000,000	6,000,000	46,000,000
Total Assets	$40,719,659	$6,000,000	46,719,659

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Note and advances payable to affiliate	$139,283	$-	139,283
Accrued offering costs	-	-	-
Accrued expenses	72,754	-	72,754
Deferred legal fees	100,000	-	100,000
Total current liabilities	312,037	-	312,037

Commitments and Contingencies

Ordinary shares subject to possible redemption; 5,175,952 shares (at redemption value)	35,407,621	6,000,000	41,407,621
Shareholders' Equity:
Ordinary shares, no par value; unlimited shares authorized; 6,437,500 shares issued and outstanding; 7,187,500 as adjusted	-	-	-
Additional paid-in capital	5,033,711	-	5,033,711
Deficit accumulated during the development stage	(33,710)	-	(33,710)
Total shareholders’ equity (deficit )	5,000,001	-	5,000,001
Total liabilities and shareholders' equity (deficit )	$40,719,659	$6,000,000	46,719,929